October 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Liz Packebusch

Re:Lux Health Tech Acquisition Corp.

Registration Statement on Form S-1

Filed October 9, 2020

File No. 333-249427

Dear Ms. Packebusch:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Lux Health Tech Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 26, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, the undersigned expects to distribute approximately 1,000 copies of the Preliminary Prospectus dated October 22, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

as Representative of the Several Underwriters

By: /s/John Traugott_______________

Name: John Traugott

Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]